Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
(Commission File No.: 001-31320)
Subject Company: LifePoint Hospitals, Inc.
(Commission File No.: 000-29818)

This filing relates to a planned acquisition of Province Healthcare Company (“Province Healthcare”) and LifePoint Hospitals, Inc. (“LifePoint Hospitals”) pursuant to the terms of an Agreement and Plan of Merger, dated as of August 15, 2004 (the “Merger Agreement”), by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare. The Merger Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by LifePoint Hospitals on August 16, 2004.

Briefing Points for CEOs
LifePoint Acquisition

Q: How will the acquisition of Province Healthcare by LifePoint affect the hospital?
A: We see this acquisition as a very positive development for the hospital. LifePoint Hospitals and Province Healthcare are two very similar companies. Both are focused on providing quality healthcare in non-urban communities such as ours. By combining the resources of these two companies, this merger is creating a new company that has greater financial resources and stability to help support our mission of meeting the healthcare needs of this community. If anything, we believe this merger is going to improve the quality of healthcare in this community.

Q: Will the merger affect the hospital’s strategy or capital spending?
A: No. LifePoint is committed to the local leadership and strategy initiated and developed by Province Healthcare. In fact, the new company formed by the merger has even greater capability to fund its capital commitments, thanks to LifePoint’s strong balance sheet and the merger creating a larger company with greater financial resources.

Q: Will LifePoint keep the commitments and promises made by Province Healthcare?
A: Yes. LifePoint has every reason to see this hospital succeed, grow and prosper. Just like Province Healthcare, they have a proven track record of investing in hospital operations in order to expand services, develop facilities and improve patient care. That philosophy of investing in community hospitals in order to improve healthcare and enrich the quality of life is one of their core business values.

Q: Will there be any changes in leadership at the hospital as a result of the acquisition? Of staff?
A: We don’t anticipate any changes in staff or leadership. LifePoint Hospitals appreciates and values the people who deliver quality healthcare in their communities. Indeed, Province Healthcare’s strong leadership at the local hospital level was one of the main reasons LifePoint chose to pursue this merger. In any case, as with Province Healthcare, LifePoint believes that staffing decisions should be made at the local level, not by the corporate office.

Q: How long will it take for the deal to be finalized?
A: The boards of directors for both Province and LifePoint have unanimously approved the deal, but the completion of the transaction is subject to the approval of stockholders for both Province and LifePoint, certain regulatory approvals and other conditions. We anticipate that the merger will be finalized in the first half of 2005.

Q: Will there be any changes for you as the CEO of the hospital? Will there be any changes in how you manage the hospital?
A: I don’t anticipate any. From what I understand about LifePoint, they have the same management style as Province. They believe very strongly in local control, in giving the leadership of the hospital and the community which it serves a great deal of decision making power. In my experience, that’s always been the case with Province Healthcare, and I don’t see any reason why that should change with LifePoint. I’m looking forward to working with LifePoint and making this hospital as good as it can be.

Q: How did the hospital staff react to the news of the merger?
A: Many of them were surprised, as I was. But I think the staff at the hospital now understands that, for the immediate future, this new relationship with LifePoint means business as usual at the hospital and, in the long run, a financially stronger hospital and better healthcare for this community.

     In connection with the proposed transaction, LifePoint Hospitals and Province Healthcare intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus, registration statement and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus, registration statement and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

     LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such forward-looking statements, particularly those statements regarding the effects of the merger, reflect LifePoint Hospitals, Inc.’s and Province Healthcare Company’s current expectations and beliefs, are not guarantees of performance of LifePoint Hospitals or the newly formed combined entity and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that (1) the companies may be unable to obtain the required stockholder or regulatory approvals; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the combined company may be subject to future regulatory or legislative actions. For a further discussion of these and other risks, uncertainties, assumptions and other factors, see LifePoint Hospitals’ and Province Healthcare’s filings with the Securities and Exchange Commission. LifePoint Hospitals and Province Healthcare undertake no duty to update forward-looking statements.